

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047150

March 8, 2005

Todd A. Buchman
Akerman Senterfitt
One Southeast Third Avenue
28th Floor
Miami, FL 33131-1714

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/8/2005

Re: Republic Services, Inc.

Dear Mr. Buchman:

This is in regard to your letter dated March 8, 2005 concerning the shareholder proposal submitted by the International Brotherhood of Teamsters General Fund for inclusion in Republic Services' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Republic Services therefore withdraws its February 3, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.



Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel


PROCESSED
MAR 18 2005
THOMSON
FINANCIAL

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, DC 20001-2198

Akerman Senterfitt
ATTORNEYS AT LAW

Fort Lauderdale
Jacksonville
Miami
Orlando
Tallahassee
Tampa
Washington, DC
West Palm Beach

One Southeast Third Avenue
SunTrust International Center
28th Floor
Miami, Florida 33131-1714
www.akerman.com
305 374 5600 *tel* 305 374 5095 *fax*

Jonathan L. Awner
305 982 5615
jonathan.awner@akerman.com

VIA FAX AND OVERNIGHT DELIVERY

February 3, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549

Re: Shareholder Proposal of the International Brotherhood of Teamsters General Fund; Securities Exchange Act of 1934 - Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Republic Services, Inc., a Delaware corporation (the "Company'), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the staff of the Division of Corporation Finance (the "Staff') of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by the International Brotherhood of Teamsters General Fund (the "Proponent"), may be properly omitted from the proxy statement and form of proxy to be distributed in connection with the Company's 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials"). The Proposal asks that the Company's Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The Proposal and related correspondence are attached hereto as Exhibit A. The Company respectfully requests that the Staff concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(10) because, as discussed in more detail below, the Company has substantially implemented the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. As further set forth below, the Company respectfully requests that the Staff waive the requirement under to Rule 14a-8(j) that the Company file its reasons for excluding the Proposal not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2005 Proxy Materials.

The Staff stated in the 1983 amendments to the proxy rules that "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. See *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed.

Since 1973, the Financial Accounting Standards Board (FASB) has been the designated organization in the private sector for establishing standards of financial accounting and reporting. Those standards comprise "generally accepted accounting principles" (GAAP), govern the preparation of financial reports and are officially recognized as authoritative by the Commission. Moreover, the Commission's rules require that public companies file audited financial statements prepared in conformity with GAAP. *See, e.g., Commission Statement of Policy Reaffirming the Status of the FASB as a Designated Private-Sector Standard Setter*, Exchange Act Release No. 34-47743 (April 25, 2003).

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)"). FASB Statement 123(R) is a final rule that, among other things, requires public companies to expense in their financial statements share-based payments, including stock options, based on fair value as of the date of grant. FASB Statement 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The Company is required to substantially implement the Proposal because FASB Statement 123(R) will require the Company, as of the first interim or annual reporting period that begins after June 15, 2005, to recognize in its financial statements the compensation cost relating to "share-based payment transactions." In the case of the Company, the first such reporting period will be the quarter beginning July 1, 2005. The Company's 2005 Annual Meeting of Stockholders is expected to be held in May 2005. Accordingly, in the first quarterly reporting period commencing after the Proposal would be voted upon, the Company will be required under FASB Statement 123(R) to begin expensing the cost of stock options in its income statements, whether or not the Proposal is approved by stockholders at the Company's 2005 Annual Meeting.

Furthermore, the Proposal requests that "the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." FASB Statement 123(R) accomplishes the objective that the Proposal seeks to implement as it will require the Company to expense the cost of options in its quarterly and annual income statements – not just the "annual" income statements as requested by the Proposal. Moreover, pursuant to FASB Statement 123(R), as the Company will be required to expense the cost of stock options in the quarter beginning July 1, 2005, the Company will have implemented the objectives of the Proposal prior to the time it would be required to do so if the Proposal were adopted. For the above reasons, the Company believes the Proposal is moot.

The Proposal and the adoption of FASB Statement 123(R) are similar to other instances where the Staff has concurred that a proposal is moot due to the actions of third parties. *See, e.g., Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information); *The Coca-Cola Company* (avail. Feb. 24, 1988) (concurring that a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa was moot because of a federal statute prohibiting new investment). The Proposal is distinguishable from other Staff responses concerning expensing of stock options prior to FASB's adoption of FASB Statement 123(R). *See, e.g., Cintas Corp.* (avail. Aug. 13, 2004) (relying on FASB's Exposure Draft).

Waiver of Rule 14a-8(j)(1).

This no-action letter is being submitted fewer than 80 days before the Company intends to file its definitive proxy materials with the Commission. Rule 14a-8(j) provides that the Staff may permit the Company to make its submission fewer than 80 days before the Company files its definitive proxy materials, if the Company demonstrates good cause for missing the deadline. Because of the facts described below, the Company respectfully requests a waiver of the 80-day requirement and submits that, in light of these facts, the Company had "good cause for its inability to meet the 80-day requirement.

The Proposal was received by the Company in November 2004. As stated above, on December 16, 2004, FASB Statement 123(R) was issued by FASB. Shortly thereafter, the Company apprised the Proponent of the adoption of FASB Statement 123(R) and commenced negotiations with the Proponent in good faith with respect to the conditions under which the Proponent would withdraw the Proposal. To date, these negotiations have not led to the withdrawal of the proposal by the Proponent. The Proponent has asserted that it has submitted the same proposal (to expense stock options) to several other issuers, and that at least one of these other issuers has filed its own request with the Staff to exclude the proposal under the same analysis as presented in this letter. While the Proponent and the Company recently have discussed that the Proposal submitted to the Company will be withdrawn if the Staff grants the requested relief to such other issuer, or that the Proposal will be included in the Company's proxy statement if the Staff denies the requested relief to such other issuer, the Company determined that it was in its best interests to submit its own request for relief with the Staff in the event the other issuer's request for relief is otherwise withdrawn by it or not ruled on in time by the Staff.

Because the Company and the Proponent have been engaged in negotiations with respect to the conditions under which the Proponent would withdraw the Proposal, and as the same position has been articulated in at least one other request submitted by another issuer with respect to the same proposal (expensing stock options) made by this Proponent with that other issuer, we respectfully submit that the Proponent is already familiar with the Company's position as articulated in this request and will have an adequate opportunity to respond to it, consistent with the purpose of Rule 14a-8(j).

* * *

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Company's 2005 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (305) 982-5615.

Sincerely,

Akerman Senterfitt



Jonathan L. Awner
For the Firm

Enclosures

cc: International Brotherhood of Teamsters General Fund
David A. Barclay, Senior Vice President and General Counsel, Republic Services, Inc.
Jose Gordo, Esq.
Laurie L. Green, Esq.

Exhibit A

(See attached)

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO



OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

November 16, 2004

BY FAX: 954-769-6421
BY UPS NEXT DAY

Mr. David Barclay, Corporate Secretary
Republic Services, Inc.
110 South East 6th Street, 28th Floor
Fort Lauderdale, FL 33301

Dear Mr. Barclay:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2005 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the below address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

RESOLVED: That the stockholders of Republic Services ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

SUPPORTING STATEMENT: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123). Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value. Other corporate governance experts agree:

> "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," August 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or have indicated their intention to do so. One hundred and thirteen of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

Majority votes in support of similar proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's.

We urge your support **FOR** this important reform.



RECEIVED
NOV 22 2004
GENERAL COUNSEL

Amalgamated Bank

America's Labor Bank

November 15, 2004

David Barclay
Corporate Secretary
Republic Services, Inc.
110 South East 6th Street 28th Floor
Fort Lauderdale, FL 33301

Re: Republic Services, Inc. - International Brotherhood of Teamsters General Fund

Dear Mr. Barclay:

This letter confirms that the International Brotherhood of Teamsters General Fund currently holds 145 shares of Republic Services, Inc. common stock, with a market value as of the date of this letter of $4,510.95. This client of the Amalgamated Bank has held this position in Republic Services, Inc. common stock for more than one year. The fund intends to hold this position for at least one year longer.

The shares are held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the International Brotherhood of Teamsters General Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

Akerman Senterfitt
ATTORNEYS AT LAW

Boca Raton
Fort Lauderdale
Jacksonville
Miami
Orlando
Tallahassee
Tampa
West Palm Beach

One Southeast Third Avenue
28th Floor
Miami, Florida 33131-1714
www.akerman.com
305 374 5600 *tel* 305 374 5095 *fax*

March 8, 2005

VIA FACSIMILE: (202) 942-9525

Mr. Mark Velardo
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Republic Services, Inc.

Dear Mr. Velardo:

We are writing on behalf of our client, Republic Services, Inc., a Delaware corporation (the "Company"). We make reference to our letter, dated February 3, 2005 (the "Letter"), whereby we requested on behalf of the Company confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission would not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company were to exclude from its proxy statement, form of proxy and other proxy materials for its 2005 Annual Meeting of Stockholders (the "Proxy Materials") the shareholder proposal (the "Proposal") submitted to the Company by the International Brotherhood of Teamsters (the "Proponent"). The Letter, which includes as an exhibit the Proponent's letter, dated November 16, 2004, containing the Proposal, is attached hereto as Annex A.

We have been notified by the Company that the Proponent has withdrawn the Proposal by letter dated February 25, 2005, a copy of which is attached hereto as Annex B. Accordingly, we respectfully withdraw our no-action letter request set forth in the Letter.

{M2224989;1}

If you have any questions or desire any additional information relating to the foregoing, please contact me directly by telephone at (305) 982-5606 or by facsimile at (305) 374-5095.

Very truly yours,

AKERMAN SENTERFITT



Todd A. Buchman

Enclosures

cc: C. Thomas Keegel
David A. Barclay
Jonathan L. Awner

Akerman Senterfitt
ATTORNEYS AT LAW

Fort Lauderdale
Jacksonville
Miami
Orlando
Tallahassee
Tampa
Washington, DC
West Palm Beach

One Southeast Third Avenue
SunTrust International Center
28th Floor
Miami, Florida 33131-1714

www.akerman.com

305 374 5600 *tel* 305 374 5095 *fax*

Jonathan L. Awner
305 982 5615
jonathan.awner@akerman.com

VIA FAX AND OVERNIGHT DELIVERY

February 3, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549

Re: Shareholder Proposal of the International Brotherhood of Teamsters General Fund; Securities Exchange Act of 1934 - Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Republic Services, Inc., a Delaware corporation (the "Company'), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the staff of the Division of Corporation Finance (the "Staff') of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by the International Brotherhood of Teamsters General Fund (the "Proponent"), may be properly omitted from the proxy statement and form of proxy to be distributed in connection with the Company's 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials"). The Proposal asks that the Company's Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The Proposal and related correspondence are attached hereto as Exhibit A. The Company respectfully requests that the Staff concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(10) because, as discussed in more detail below, the Company has substantially implemented the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. As further set forth below, the Company respectfully requests that the Staff waive the requirement under to Rule 14a-8(j) that the Company file its reasons for excluding the Proposal not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2005 Proxy Materials.

The Staff stated in the 1983 amendments to the proxy rules that "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. See *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed.

Since 1973, the Financial Accounting Standards Board (FASB) has been the designated organization in the private sector for establishing standards of financial accounting and reporting. Those standards comprise "generally accepted accounting principles" (GAAP), govern the preparation of financial reports and are officially recognized as authoritative by the Commission. Moreover, the Commission's rules require that public companies file audited financial statements prepared in conformity with GAAP. *See, e.g., Commission Statement of Policy Reaffirming the Status of the FASB as a Designated Private-Sector Standard Setter*, Exchange Act Release No. 34-47743 (April 25, 2003).

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)"). FASB Statement 123(R) is a final rule that, among other things, requires public companies to expense in their financial statements share-based payments, including stock options, based on fair value as of the date of grant. FASB Statement 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The Company is required to substantially implement the Proposal because FASB Statement 123(R) will require the Company, as of the first interim or annual reporting period that begins after June 15, 2005, to recognize in its financial statements the compensation cost relating to "share-based payment transactions." In the case of the Company, the first such reporting period will be the quarter beginning July 1, 2005. The Company's 2005 Annual Meeting of Stockholders is expected to be held in May 2005. Accordingly, in the first quarterly reporting period commencing after the Proposal would be voted upon, the Company will be required under FASB Statement 123(R) to begin expensing the cost of stock options in its income statements, whether or not the Proposal is approved by stockholders at the Company's 2005 Annual Meeting.

Furthermore, the Proposal requests that "the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." FASB Statement 123(R) accomplishes the objective that the Proposal seeks to implement as it will require the Company to expense the cost of options in its quarterly and annual income statements – not just the "annual" income statements as requested by the Proposal. Moreover, pursuant to FASB Statement 123(R), as the Company will be required to expense the cost of stock options in the quarter beginning July 1, 2005, the Company will have implemented the objectives of the Proposal prior to the time it would be required to do so if the Proposal were adopted. For the above reasons, the Company believes the Proposal is moot.

The Proposal and the adoption of FASB Statement 123(R) are similar to other instances where the Staff has concurred that a proposal is moot due to the actions of third parties. *See, e.g., Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information); *The Coca-Cola Company* (avail. Feb. 24, 1988) (concurring that a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa was moot because of a federal statute prohibiting new investment). The Proposal is distinguishable from other Staff responses concerning expensing of stock options prior to FASB's adoption of FASB Statement 123(R). *See, e.g., Cintas Corp.* (avail. Aug. 13, 2004) (relying on FASB's Exposure Draft).

Waiver of Rule 14a-8(j)(1).

This no-action letter is being submitted fewer than 80 days before the Company intends to file its definitive proxy materials with the Commission. Rule 14a-8(j) provides that the Staff may permit the Company to make its submission fewer than 80 days before the Company files its definitive proxy materials, if the Company demonstrates good cause for missing the deadline. Because of the facts described below, the Company respectfully requests a waiver of the 80-day requirement and submits that, in light of these facts, the Company had "good cause for its inability to meet the 80-day requirement.

The Proposal was received by the Company in November 2004. As stated above, on December 16, 2004, FASB Statement 123(R) was issued by FASB. Shortly thereafter, the Company apprised the Proponent of the adoption of FASB Statement 123(R) and commenced negotiations with the Proponent in good faith with respect to the conditions under which the Proponent would withdraw the Proposal. To date, these negotiations have not led to the withdrawal of the proposal by the Proponent. The Proponent has asserted that it has submitted the same proposal (to expense stock options) to several other issuers, and that at least one of these other issuers has filed its own request with the Staff to exclude the proposal under the same analysis as presented in this letter. While the Proponent and the Company recently have discussed that the Proposal submitted to the Company will be withdrawn if the Staff grants the requested relief to such other issuer, or that the Proposal will be included in the Company's proxy statement if the Staff denies the requested relief to such other issuer, the Company determined that it was in its best interests to submit its own request for relief with the Staff in the event the other issuer's request for relief is otherwise withdrawn by it or not ruled on in time by the Staff.

Because the Company and the Proponent have been engaged in negotiations with respect to the conditions under which the Proponent would withdraw the Proposal, and as the same position has been articulated in at least one other request submitted by another issuer with respect to the same proposal (expensing stock options) made by this Proponent with that other issuer, we respectfully submit that the Proponent is already familiar with the Company's position as articulated in this request and will have an adequate opportunity to respond to it, consistent with the purpose of Rule 14a-8(j).

* * *

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Company's 2005 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (305) 982-5615.

Sincerely,

Akerman Senterfitt



Jonathan L. Awner
For the Firm

Enclosures

cc: International Brotherhood of Teamsters General Fund
David A. Barclay, Senior Vice President and General Counsel, Republic Services, Inc.
Jose Gordo, Esq.
Laurie L. Green, Esq.

Exhibit A

(See attached)

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO



OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

November 16, 2004

BY FAX: 954-769-6421
BY UPS NEXT DAY

Mr. David Barclay, Corporate Secretary
Republic Services, Inc.
110 South East 6th Street, 28th Floor
Fort Lauderdale, FL 33301

Dear Mr. Barclay:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2005 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the below address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

RESOLVED: That the stockholders of Republic Services ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

SUPPORTING STATEMENT: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123). Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value. Other corporate governance experts agree:

> "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," August 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or have indicated their intention to do so. One hundred and thirteen of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

Majority votes in support of similar proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's.

We urge your support **FOR** this important reform.



Amalgamated Bank

America's Labor Bank

RECEIVED

NOV 22 2004

GENERAL COUNSEL

November 15, 2004

David Barclay
Corporate Secretary
Republic Services, Inc.
110 South East 6th Street 28th Floor
Fort Lauderdale, FL 33301

Re: Republic Services, Inc. - International Brotherhood of Teamsters General Fund

Dear Mr. Barclay:

This letter confirms that the International Brotherhood of Teamsters General Fund currently holds 145 shares of Republic Services, Inc. common stock, with a market value as of the date of this letter of $4,510.95. This client of the Amalgamated Bank has held this position in Republic Services, Inc. common stock for more than one year. The fund intends to hold this position for at least one year longer.

The shares are held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the International Brotherhood of Teamsters General Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

(F)

110 SE 6 Street, 28th Floor
Fort Lauderdale, FL 33301
O: (954) 769-7453
F: (954) 769-6421

Republic Services, Inc.

Fax

To:	Jonathan Awner	From:	David Barclay
Fax:	305-374-5095	Pages:	
Phone:		Date:	2/28/2005
Re:		CC:	

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

AFL-CIO



OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

February 25, 2005

BY FAX: 954-769-6421
BY UPS NEXT DAY

Fax to Jonathan Dinner

Mr. David Barclay, Corporate Secretary
Republic Services, Inc.
110 South East 6th Street, 28th Floor
Fort Lauderdale, FL 33301

Dear Mr. Barclay;

I am in receipt of your letter dated January 13, 2005, that states Republic Services intends to fully comply with Financial Accounting Standards Board Statement 123 which requires public companies to expense stock options as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

Therefore, the International Brotherhood of Teamsters General Fund hereby withdrawals our shareholder proposal submitted to the Company to be included in the 2005 Proxy Statement.

If you should have any further questions about our proposal, please direct them to Jennifer O'Dell, IBT Office of Corporate Affairs, at (202)624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo


Akerman Senterfitt
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One Southeast Third Avenue
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www.akerman.com

305 374 5600 *tel* 305 374 5095 *fax*

FAX COVER SHEET

From: Todd Buchman

Date: March 8, 2005

PLEASE DELIVER PAGE(S) (including cover sheet) TO:

Name: **Mark Velardo**

Company: United States Securities and Exchange Commission

Fax Number; **202.942.9525**

Phone Number:

Please call (305) 374-5600 Ext. 40016 if you do not receive all the pages.

Comments/Special Instructions

Client/Matter No: 85761

Equitrac ID: 2804